SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 29 October 2004

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Exhibit Number	Exhibit Description
99.1	Blocklisting 6 Monthly Return dated 15 October 2004
99.2	Blocklisting 6 Monthly Return dated 15 October 2004
99.3	Purchase of Own Securities dated 15 October 2004
99.4	Director Shareholding dated 18 October 2004
99.5	Purchase of Own Securities dated 18 October 2004
99.6	Purchase of Own Securities dated 19 October 2004
99.7	Purchase of Own Securities dated 20 October 2004
99.8	Director Shareholding dated 21 October 2004
99.9	Purchase of Own Securities dated 21 October 2004
99.10	Britivic Chairman Appointment dated 22 October 2004
99.11	Director Shareholding dated 22 October 2004
99.12	Transaction in Own Shares dated 22 October 2004
99.13	Director Shareholding dated 25 October 2004

Exhibit 99.1

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

InterContinental Hotels Group PLC

2. Name of scheme

Six Continents Employee Share Save Schemes

3. Period of return:

From	15 April 2004	To	15 October 2004
4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,702,878 Ordinary shares

5. Number of shares issued / allotted under scheme during period:

-

6. Balance under scheme not yet issued / allotted at end of period

2,702,878

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,500,000 Ordinary shares, 12 May 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

700,068,691

Contact for queries

Name	Catherine Springett
Address	Head of Secretariat
Telephone	01753 410 242

Exhibit 99.2

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

InterContinental Hotels Group PLC

2. Name of scheme

Six Continents Executive Share Option Schemes

3. Period of return:

From	15 April 2004	To	15 October 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

4,774,047 Ordinary shares

5. Number of shares issued / allotted under scheme during period:

2,932,326

6. Balance under scheme not yet issued / allotted at end of period

1,841,721

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,500,000 Ordinary shares, 12 May 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

700,068,691

Contact for queries

Name	Catherine Springett
Address	Head of Secretariat
Telephone	01753 410 242

Exhibit 99.3

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 654.9363p per share.

Exhibit 99.4

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase to satisfy Company share option plans

7. Number of shares / amount of stock acquired

2,640,572

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of £1.00 each

12. Price per share

£6.569078

13. Date of transaction

14 September 2004

14. Date company informed

15 September 2004

15. Total holding in the Trust following this notification

2,956,956 Ordinary shares

16. Total percentage holding of issued class following this notification

Negligible

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 540246

25. Name and signature of authorised company official responsible for making this notification

Chloe Cox
Company Secretarial Officer

Date of Notification

18 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 99.5

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 653.7668p per share.

Exhibit 99.6

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,000 of its ordinary shares at a price of 671.1768p per share.

Exhibit 99.7

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 200,000 of its ordinary shares at a price of 656.8589p per share.

Exhibit 99.8

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants (not directors) under an Executive Share Option Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

110,974

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of £1.00 each

12. Price per share

N/A

13. Date of transactions

18 & 20 October 2004

14. Date company informed

21 October 2004

15. Total holding in the Trust following this notification

2,845,982 Ordinary shares

16. Total percentage holding of issued class following this notification

Negligible

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Chloe Cox 01753 410244

25. Name and signature of authorised company official responsible for making this notification

Chloe Cox
Company Secretarial Officer

Date of Notification

21 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 99.9

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 300,000 of its ordinary shares at a price of 663.7948p per share.

Exhibit 99.10

22 October 2004

RICHARD SOLOMONS APPOINTED

CHAIRMAN OF BRITANNIA SOFT DRINKS

InterContinental Hotels Group (IHG) today announces that Richard Solomons, finance director of IHG, has been appointed as chairman of its subsidiary Britannia Soft Drinks Ltd, the holding company for Britvic Soft Drinks.

Richard Solomons takes up this non-executive appointment with immediate effect and replaces Richard North who resigned as chairman of Britannia at the end of September 2004. He is already a non-executive board member of Britannia Soft Drinks and previously worked at Britvic between 1996 and 1999, latterly as finance director.

-ends-

For further information please contact InterContinental Hotels Group's press office:

Dee Cayhill/Leslie McGibbon 01753 410 423/01753 410425

Note to Editors:

InterContinental Hotels Group
InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's most global hotel company and the largest by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 538,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™.It also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media

Exhibit 99.11

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director

Richard Hartman

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Richard Hartman

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7. Number of shares / amount of stock acquired

7,933 Ordinary Shares

8. Percentage of issued class

Negligible

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

£1 Ordinary Shares

12. Price per share

US$11.875

13. Date of transaction

15 October 2004

14. Date company informed

22 October 2004

15. Total holding following this notification

50,678

16. Total percentage holding of issued class following this notification

Negligible

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Chloe Cox 01753 410 244

25. Name and signature of authorised company official responsible for making this notification

Chloe Cox

Date of Notification

22 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 99.12

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 300,000 of its ordinary shares at a price of 675.6133p per share.

Exhibit 99.13

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants (not directors) under an Executive Share Option Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

24,280

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of £1.00 each

12. Price per share

N/A

13. Date of transactions

25 October 2004

14. Date company informed

25 October 2004

15. Total holding in the Trust following this notification

2,821,702 Ordinary shares

16. Total percentage holding of issued class following this notification

Negligible

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410246

25. Name and signature of authorised company official responsible for making this notification

Liz Searle
Company Secretarial Assistant

Date of Notification

25 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	29 October 2004